SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 9 July 2003


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                              BANK OF IRELAND GROUP

                              ANNUAL GENERAL COURT

                                  9 JULY 2003

                        OPENING REMARKS BY THE GOVERNOR,

                              MR. LAURENCE CROWLEY


Fellow Stockholders,


Welcome to the 2003 Annual General Court. I am delighted to see such a large attendance. We, your Directors, appreciate your continuing interest in the affairs of the Group.

Our meeting this year will follow its usual format. I will summarise the achievements of the business during the year to the end of March last, place our activities within the context of our strategic focus - as set out on Page 10 of the Report & Accounts - and provide some flavour of our current trading.

Following these remarks, I will introduce the formal business of the meeting with the motion to adopt the Report & Accounts. At that point, the meeting will be open to questions from the floor. I am anxious that Stockholders have a full opportunity to raise relevant issues - any matter pertinent to the business performance of the Group and its record in delivering acceptable returns to our stockholders. Other than information you receive through the media and various investor publications, this is our only opportunity to speak directly to our retail shareholders. I can assure you that this is very important to us and I want you to get maximum value from this meeting.

To facilitate those stockholders seeking information on issues that are, perhaps, not specifically relevant to Group performance, such as personal pensions issues, for example, we have in attendance experts who can deal with such matters outside the meeting. They can be contacted via the information desk in the lobby and they will remain in attendance for as long as necessary after the meeting.

I would like to mention at this point the current state of the Group pension fund. Virtually all pension funds have been adversely affected by the falls in equity values in recent years, and ours is no exception. Despite this, the actuaries have recently confirmed that our fund remains in surplus and can fully meet its liabilities as they fall due, and they are satisfied with the assumptions on which the funding levels are based.

You may be aware of the change in accounting standards that obliges listed companies to assess pension fund assets and liabilities on a point in time basis. This standard - FRS 17 - assumes that the company is obliged to pay out all of its accumulated liabilities simultaneously at one point in time - to both serving and retired staff. On this highly theoretical basis, our fund, and virtually every other major fund, is in technical deficit at present. However, measured against what actually happens - that we pay pensions as they fall due - our fund is in a healthy state.

The Group, I am happy to say, is also in good shape. The performance of any business must be measured against the backdrop of its operating environment, and the last financial year threw up many challenges. The Group responded to these challenges effectively and the results that were achieved, both in absolute profit and returns to Stockholders, compared favourably with our domestic and international peers.

This is a reminder of the headline figures for the year:

   -Our EUR1.177 billion headline profit figure was the highest in the history of the Group, and the year to last March was the 11th successive year in which we reported increased profits.

   -Alternative EPS was up 6%

   -The dividend increased by 12% - and -

   -We achieved return on equity of 22% - the tenth successive year in which ROE exceeded 20%

The return that we make on your investment and the rewards that you earn on that investment are key measures of performance. In these respects, Bank of Ireland remains among Europe's best performing companies. Over the last five years, the Group has delivered strong growth in each of the essential measures of Stockholder return:

   -17% compound annual growth in EPS

   -20% compound annual growth in the dividend

   -Return on equity in excess of 20% - and -

   -Shareholder value added increasing at a compound annual rate of 14%-

On these measures, Bank of Ireland is in the top quartile of its banking peer group over ten years, during which we have delivered average stockholder return of 25% per annum.

Performance of this quality cannot be achieved without a clear, coherent and workable strategy, not to mention a very competent management team. As I mentioned, our strategic approach is set out in this year's Report and Accounts and I would like to repeat the essential elements of that for the meeting.



There are four components to our strategy:

    Organic Growth

    Mergers & Acquisitions

    Capital Management

    Strategic Cost Management



The first two of these drive growth while the latter two ensure that the benefits of growth are not eroded by capital or operational inefficiency.

I would like to describe for you briefly what has been achieved under each of these headings during the past 12 months; first organic growth:

17% profits growth in Retail Ireland
13% growth in the UK
10% growth in Wholesale
EUR6.1 billion in new mandates in Asset Managemen

M&A activity included the acquisition and consolidation of Iridian, the successful development of our very profitable joint venture with the British Post Office and the consolidation of our IFA businesses in the UK.

We made good strides under the heading of capital management:
to date, we have bought back stock to the value of EUR272 million - and
-
we successfully raised stgGBP350 million in non-equity Tier 1 capital at a significantly lower cost than the cost of equity

- developments that will benefit Stockholders through improved EPS and ROE.

Finally, we have made excellent progress on costs. The cost increase for the Group was just 5% compared to 14% last year and there were some noteworthy cost performances at divisional level. The Republic of Ireland retail businesses, for example, increased their costs by 2% and their income by 7%.

We have a number of measurable goals that give substance to our strategy.

    The achievement of continued organic growth in Ireland and the UK

    Active development of our international businesses, in order to continue the gradual shift in the balance between domestic and international profits

    Reduce further our reliance on income from deposits and lending, which are vulnerable to margin compression, especially at a time of very low interest rates, by increasing revenue flows from fee-based activities

    Managing costs in every Group business to achieve benchmarked efficiency in that business sector - and finally -

    Achieving the optimum capital structure that will deliver enhanced stockholder returns.


The Court and management are clearly focused on this strategy, which has been pursued assiduously and has been responsible for our consistent and very strong performance. From time to time, market conditions, threats and opportunities may lead to a shift in emphasis from one strategic component to another. Occasionally, and very rarely, opportunities arise to achieve positive transformational change, as in the case of Abbey National. Any board of directors that did not seriously weigh such an opportunity would be derelict in its duty to shareholders.

Our obligation to shareholders is also manifest in the corporate governance standards that we set and live by. Through the years, Bank of Ireland has sought to lead in the area of corporate governance by anticipating developments in the governance environment and by ensuring the highest standards of transparency and integrity in our operations. It is in that same spirit that we have now embarked upon a formal Corporate Social Responsibility programme, the first stages of which involve an examination of our relationships with each of our key stakeholder groups and the development, where such do not already exist, of formal codes of practice and behaviour to govern these relationships. Subsequently, performance against each of these codes will be monitored and will become an integral part of performance measurement and reward systems for management and staff. The programme will encompass our interactions with you, our stockholders, with customers, with employees, and with government and regulators, among others. It will monitor our environmental performance and our compliance with the regulatory regimes in all the jurisdictions in which we operate. It will give form and substance to the very fine ethos that already exists in the organisation and provide both staff and external stakeholders with a clear point of reference against which to judge our performance.

In this context, I would like to comment briefly on the recent Special Olympics World Games. This was a wonderful time in the history of the country and the bank. The images you saw on the screen earlier conveyed just a fraction of the joy that this event brought to the participants and those who supported them. I am very proud of the role that Bank of Ireland played as Premier Sponsor of the Games - in particular, the voluntary inputs of large numbers of Group employees, those who facilitated the Host Town Programme, the one thousand staff who worked at the Games and the many more who opened their homes to athletes and their families. They have made a very significant contribution for which I thank them most sincerely.

I am happy to announce that, at a meeting held earlier today, the Directors decided to co-opt to the Court two new directors, Mr. David Dilger and Mr. George Magan.

David Dilger is a Chartered Accountant. He has been Chief Executive Officer of Greencore Group plc since 1995, Chief Operating Officer from 1992 and Chief Executive of Food Industries plc, which was acquired by Greencore, from 1988. Previously, he was Group Finance Director of Woodchester Investments plc, a publicly quoted Irish financial services group.

George Magan, who is also a Chartered Accountant, has had a distinguished career as a corporate financier in the City of London. He was a long-standing Director of Morgan Grenfell before co-founding and becoming Chairman of J.O. Hambro Magan, a merchant bank. When this was sold to NatWest in 1996, he became Chairman of NatWest Markets Limited Corporate Finance, and subsequently Hawkpoint Partners Limited. He is currently a Partner in Rhone Group, a private equity company headquartered in New York and he is Chairman of Morgan Shipley, an investment banking company based in Dubai.

I am very pleased that two such distinguished people have agreed to join the Court. Their appointments will take effect from tomorrow.

Finally, a comment on our trading performance for the first three months of the current financial year. You will recall that the Group Chief Executive in our annual report and accounts spoke of the uncertainty surrounding the global economic and equity markets.

Against this backdrop, trading for the first three months has been satisfactory. The Irish economy is not achieving the spectacular growth rates that characterised the 1990's, but the current and prospective economic growth rates for the two principal economies in which we operate, Ireland and the UK, are expected to outstrip the EU average.

We face a number of challenges. European and US interest rates have fallen further since the year end, reducing our net interest spread. Whilst stock markets have improved somewhat in the second quarter of the calendar year, sales of life and pensions products remain difficult in the current environment and the strengthening of the euro against sterling will have a negative effect on the translation of our overseas earnings.

We are confident that we can face these challenges and, based on stock markets and exchange rates remaining at current levels, we foresee a continued good performance in the current year.

The key determinant of our success, this year and into the future, will continue to be the skills and dedication of our staff. We owe the current success of the business to them and, on behalf of all Group stockholders, I offer them our thanks.

Ends


For further information:

David Holden                               Fiona Ross

Head of Group Corporate Communications     Head of Investor Relations

353 1 604 3833                             353 1 604 3501

Forward Looking Statement

This presentation contains certain forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995 with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish economy and the international capital markets, the Group's ability to expand certain of its activities, competition, the Group's ability to address information technology issues and the availability of funding sources. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 9th July 2003